Osage Exploration and Development, Inc.

January 11, 2008

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Donna Levy, Attorney, Division of Corporate Finance
Tel: (202) 551-3292

VIA EDGAR

Re:	Osage Exploration and Development, Inc.
File No. 0-52718

Amendment No. 5 to Registration Statement on Form 10-SB
Filed December 28, 2007

Dear Ms. Levy:

Based on our conversation with Ron Winfrey and yourself (through voicemail and messages), we have corrected the following 2 items:

1.	The headings in the second table on footnote number on 20 on Page F-23 have been corrected.
2.	The compensation to Mr. Furman has been corrected to $102,000 in Item. 6 - Executive Compensation.

We believe that the changes contained in this Amendment no. 6 to the Company's Form 10-SB address the staff’s comment based on our conversation with Ron Winfrey and yourself. Based on our discussions, we further believe that you have no additional comments and that no further review of the Registration Statement will be made.  In the event that the staff believes otherwise, we would appreciate receiving notification and guidance as soon as possible.

Thank you very much for your courtesy and attention. If you have any questions, please contact me immediately.

Regards,

Kim Bradford
President and CEO

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-551-0194 Fax: 858-729-0952